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March 17, 2017

Via EDGAR AND OVERNIGHT Mail

Ms. Jennifer Gowetski Senior Counsel U.S. Securities and Exchange Commission Division of Corporation Finance - Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010
Re:	Fundrise For-Sale Housing eFUND - Washington DC, LLC Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted February 13, 2017 CIK No. 0001660983

Dear Ms. Gowetski:

This letter is submitted on behalf of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 9, 2017 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to its draft Offering Statement on Form 1-A (CIK No. 0001660983) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on February 13, 2017, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 2 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

In addition, attached hereto as Exhibit A, is an updated version of the template the Company expects to use for future net asset value disclosures.

Ms. Jennifer Gowetski
Division of Corporation Finance

March 17, 2017

General

1.	We note your response to comment 1 of our prior letter in which you have revised your disclosure to describe a “homebuyer investor” as an investor in the eFUND, or any of the other various clients of Fundrise Advisor, LLC. Please revise to more specifically describe and provide examples of the various clients of Fundrise Advisor, LLC that you would classify as a “homebuyer investor.”

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure to specifically describe a “homebuyer investor” as an investor in one or more of the programs sponsored by the Company’s sponsor who ultimately buys a home from the Company.

2.	We note your response to comment 2 of our prior letter. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact Rochelle Plesset in the Division of Investment Management and engage directly.

Response to Comment No. 2

In response to the Staff’s comment, we have reached out to Ms. Plesset in the Division of Investment Management, and will discuss any Investment Company Act and Investment Advisers Act matters directly with Ms. Plesset.

Appendix A

3.	We note your revised disclosure following the Statements of Assets and Liabilities regarding the market value of your shares “with the understanding that [y]our common shares are not listed or traded on any stock exchange or other marketplace.” Please revise to remove the references to the “market value” of your shares throughout the offering statement and clarify that there is no market value for your shares as they are not listed or traded.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure to remove references to “market value” of its shares throughout the offering statement and to clarify that there is no market value for its shares as they are not listed or traded.

4.	With a view to disclosure, please provide us an analysis regarding your calculation of NAV, including:

Ms. Jennifer Gowetski
Division of Corporation Finance

March 17, 2017

•	the process by which the value estimate was determined, including the role of each of the parties involved in the process and the primary valuation methods used; and

•	the key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions.

Please note that we continue to evaluate your NAV disclosure and we may have further comments.

Response to Comment No. 4

In accordance with the Manager’s valuation policy, the net asset value estimates used in calculating the value of the Company’s shares are determined using the following process. First, the Company’s sponsor’s asset management team presents a valuation recommendation to the sponsor’s internal accounting department, with supporting analysis, which includes estimates of the Company’s underlying real estate values along with estimates of its investment instrument values (and may or may not include a third-party expert valuation report). Second, the sponsor’s internal accounting department calculates the Company’s total valuation and share price utilizing the sponsor’s asset management team’s recommendations. Third, the investment-level valuation recommendations and total fund valuations are presented to the Manager’s investment committee for review and approval, with final reports issued to investors in the eFundTM only after the Manager’s investment committee approves all valuations and implied share prices.

The primary valuation method the Manager expects to employ in estimating the value of the Company’s For-Sale Housing assets is the Sales Comparison Method. Under the Sales Comparison Method, the Manager will assess relevant sales to determine comparable metrics, such as price per square foot or price per home in order to calculate a value for a given asset. The Manager will then compare the comparable sales price to the costs of the development of the asset (including estimated land, construction, financing, architectural, engineering and other soft costs) in order to ascertain the implied net value of the investment. When conducting this analysis, the Manager will leverage market research and its experience and reasonable judgment to make decisions regarding many assumptions, such as timeline to completion, zoning and entitlement risk, future interest rate environment, future sale prices, surrounding neighborhood dynamics, home design, layout, depth of market, and the consumer target segment (in particular, demographics, income bracket, and other lifestyle considerations).

For example, a possible home development in Washington, DC may have a per unit cost of:

•	Land purchase price of $200,000, including closing costs;

Ms. Jennifer Gowetski
Division of Corporation Finance

March 17, 2017

•	Soft costs of $200,000, including architecture and engineering, fees and permits, project management, insurance, marketing, legal, and taxes;

•	Financing costs of $100,000 for interest and bank fees; and

•	Construction costs of $350,000, including lot improvements and direct hard costs.

The Manager analyzes nearby comparable homes sales to determine the potential sales price, taking into account the age of the product, finish level, size, layout, design, amenities, school district and other major price drivers to determine an average comparable net sales price, after deducting marketing and sales costs.

The Manager believes the value of the investments are primarily driven by the net sales price less the total development costs, which value is then discounted by the key execution risks of entitlement, construction, and sale. The sensitivity of these estimates to changes in the key risks are approximately pro-rata.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail Benjamin S. Miller, Chief Executive Officer Bjorn J. Hall, General Counsel and Secretary Rise Companies Corp.

Tiffany Williamson Goodwin Procter LLP

Exhibit A

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON, DC, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	Our semi-annual net asset value (“NAV”) per common share, including historical share pricing information;

•	the components of NAV as of ____, 20__;

•	[the status of our share redemption plan;]* and

•	[our historical share pricing information.]*

_______________________

*as applicable

Semi-Annual Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective through ________, 20__, unless updated by us prior to that time. The NAV that was in effect prior to            , 20    , was $________ per common share.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share numbers)	[December 31, 2016]	[June 30, 2016]
ASSETS:
Investments
Real estate properties, at fair value	$122	$61
Loans and debt securities related to real estate, at fair value	220	25
Other real estate-related investments, at fair value	50	25
Non-real estate-related investments, at fair value	50	0
Cash and cash equivalents	2	111
Receivable for securities sold and principal repayments	222	111
Interest receivable	222	111
Total assets	888	444

LIABILITIES:
Settling subscriptions	$22	$11
Distributions payable	22	11
Due to related party	22	11
Accounts payable and accrued expenses	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (15,000 and 10,000, respectively common shares issued and outstanding)	$150	$100
Retained earnings	500	200
Net adjustments to fair value	150	100
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE, on [_____] shares issued and outstanding [1]	$53.33	$40.00
[1] The total shares issued and outstanding used in the computation of net asset value per share is the amount of shares immediately prior to redemptions that are processed and effective on _____, 20__, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.________

On _____, 20__, the Company announced that its net asset value per share (“NAV”) as of ____, 20__ is $___ per share of our Common Shares. This NAV per common share shall be effective until ____, 20__, unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, as there is no market value for our shares as they are not expected to be listed or traded, our goal is to provide a reasonable estimate of the value of our shares on a semi-annual basis. However, the majority of our assets will consist of land acquired for the development and sale of For-Sale Housing, including some commercial or residential properties that can be repurposed into For-Sale Housing, and, as with any commercial real estate valuation protocol, the conclusions reached by our sponsor’s internal accountants or asset management team, as the case may be, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given semi-annual period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the semi-annual calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between semi-annual updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events (2) semi-annual updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions and (4) estimated accruals of our operating revenues and expenses. [In addition, for our ____, 20__ and ____, 20__ NAV calculation, our internal accountants engaged an independent third-party to prepare a valuation review report to be used in conjunction with determining our NAV per common share. There can be no assurance that our internal accountants will engage such independent party in connection with future calculations of our NAV per common share.]

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current semi-annual period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $__ per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $__. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after ____, 20__, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the semi-annual NAV per common share, as determined in accordance with our valuation policies, for each semi-annual period from ____, 20__ to ____, 20__.

Date	NAV Per Share
____, 20__	$__
____, 20__	$__